BY EDGAR TRANSMISSION

May 18, 2010

Ms. Michelle Roberts
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Principal Variable Contracts Funds, Inc.
Response to SEC Staff Comments on:
Registration Statement on Form N-14
Pursuant to Securities Act of 1933
Registration No. 333-166059

Dear Ms. Roberts:

This letter responds, on behalf of Principal Variable Contracts Funds, Inc. (the “Registrant”), to the
comments of the staff of the Securities and Exchange Commission (“Commission”), which you communicated to me by telephone on May 10, 2010. Changes in response to staff comments will be made by the Registrant in its Definitive Filing on Form 497 for the Proxy Statement/Prospectus
related to the following Reorganizations:

	Acquired Funds	Acquiring Funds

	Short-Term Bond Account	Short-Term Income Account
	Government & High Quality Bond Account	Mortgage Securities Account
	MidCap Value Account II	MidCap Blend Account
	MidCap Growth Account I	MidCap Blend Account
	International SmallCap Account	Diversified International Account

Comment 1. Confirm that the investment objectives as disclosed in the N-14 for the Acquired and
Acquiring Funds are the investment objectives adopted by the Board of Directors of Principal
Variable Contracts Funds, Inc.

Response. The investment objectives as disclosed in the Definitive Filing on Form 497 are those objectives adopted by the Board.

Comment 2. Include disclosure as required under Item 8 of Form N-1A.

Response. Appropriate disclosure has been added.

Comment 3. On page 1 of the “President’s Letter”, please clarify that the share classes of the
Acquired Funds vote in the aggregate for their particular proposed reorganizations.

Response. The change has been made.

Comment 4. Revise suggested date of receipt of voting instruction cards to match proposed schedules of Reorganizations.

Response. The date has been revised.

Comment 5. Include file numbers for those filings that are incorporated by reference into the proxy statement/prospectus.

Response. The file numbers have been revised.

Comment 6. Incorporate by reference the most current post-effective amendment (May 1, 2010).

Response. The most current PVC filings have been incorporated.

Comment 7. Please revise the SEC Public Reference phone number to reflect its current phone number, 1-202-551-8089

Response. The section has been appropriately revised.

Comment 8. Please conform the document to disclose the correct proposed closing date of the reorganizations.

Response. The dates have been appropriately revised.

Comment 9. In the section titled “The Reorganization”, please make clear that the Acquiring
Funds offer Class 2 shares, but that Class 2 shares are not impacted by the Reorganization.

Response. The section has been revised.

Comment 10. For each portfolio manager disclosed in the N-14 filing, be sure to disclose the title, and length of service.

Response. The portfolio manager profiles have been revised.

Comment 11 Correct the description included in the introductory paragraph of the Fees and
Expenses Tables to properly reflect that section (b) of the table represents the fees of the Acquiring
Fund.

Response. The introductory paragraphs have been appropriately revised.

Comment 12. Include in the introductory paragraph of the Fees and Expenses Tables a description of contract fees and disclosure that if the contract fees would have been included, fees and expenses would be higher and performance lower.

Response. Appropriate disclosure has been added.

Comment 13. In the introductory paragraph of the Fees and Expenses Table disclosed for
Proposal 3, include a narrative of what part (d) in the table is representing.

Response. A narrative has been added.

Comment 14. As applicable, remove the statement included in description of “Portfolio Turnover”
for each proposal that discusses the potential of higher taxes for Fund shares held in taxable accounts.

Response. The statement has been removed.

Comment 15. In the description of “Investment Management Fees/Sub-Advisory Arrangements”
for each proposal, include the aggregate fee that was paid to the Manager for each Fund in the previous fiscal year.

Response. The aggregate fee has been added.

Comment 16. Disclose the accounting survivor analysis for the proposed Reorganization disclosed in proposal 2.

Response. In connection with the Reorganization, Principal Management Corporation (“PMC”)
has determined that, because combined Government & High Quality Bond Account (“GHB”)-
Mortgage Securities Account (“MSA”) will, post-Reorganization, more closely resemble MSA pre-
Reorganization than GHB, MSA will be the accounting survivor of the Reorganization. As such,
MSA post-Reorganization will maintain the performance history of MSA at the closing of the
Reorganization.

Accounting Survivor

The following is an analysis regarding the accounting survivor. The analysis is based on guidance provided by the Accounting Policy Subcommittee of the
Accounting/Treasurer’s Committee of the Investment Company Institute (“ICI”) in a white paper on fund mergers dated March 1, 2004 (“ICI White Paper”). The ICI White Paper seeks to capture and consolidate applicable industry guidance on the subject. The ICI White Paper identifies the following factors, in order of relative importance, to apply in determining the proper accounting surviving entity:

Portfolio Management: The primary factor in determining the accounting survivor is the surviving portfolio management. GHB is advised by Principal Global Investors, Inc. (“PGI”) while
MSA is advised by Edge Asset Management, Inc. (“Edge”). Edge will continue to serve as the investment adviser to MSA after the Reorganization. The Edge portfolio managers that are currently primarily responsible for the day-to-day management of MSA will continue to be primarily responsible for the day-to-day management post-Reorganization of MSA.

Portfolio Composition: The portfolio composition strategies and techniques of MSA post-
Reorganization will be the strategies and techniques of MSA pre-Reorganization, resulting in a portfolio composition more like that of MSA pre-Reorganization than that of GHB.

Investment Objectives, Policies and Restrictions: The Funds have similar investment objectives in that GHB seeks a high level of current income, liquidity, and safety of principal while
MSA seeks a high level of current income consistent with safety and liquidity. The fundamental investment restrictions of each Fund are identical. Both Funds invest primarily in U.S. government securities and mortgage-backed securities. The Funds differ principally in that GHB is more actively managed. The investment policies of the MSA post-Reorganization will more closely resemble those of MSA pre-Reorganization.

Expense Structure: MSA has a slightly higher expense structure than GHB. The expense structure of MSA will be the expense structure of MSA post-Reorganization.

Asset Size: As of December 31, 2009, MSA had approximate net assets of $235,464,000 while GHB had approximate net assets of $245,971,000.

Performance Survivor

The SEC staff has confirmed that in determining which fund's performance history to use in connection with a fund merger, the attributes of the surviving or new fund and the predecessor fund should be compared to determine which fund the surviving or new fund most closely resembles.[1]
Among other factors, funds should compare the funds’ respective investment advisers; investment objectives, policies and restrictions; expense structure and expense ratios; asset size; and portfolio composition. These factors are substantially similar to the factors the staff considers in determining the accounting survivor of a business combination involving investment companies.
The SEC has stated that, generally, the fund whose historical performance may be used by a new or surviving fund is the fund that is the survivor of a business combination for accounting purposes,
i.e., the fund whose financial statements are carried forward. Consistent with these factors and the above analysis, therefore, PMC has determined that the combined fund will maintain the performance history of MSA.

Conclusion

[1] See North American Security Trust, 1994 SEC No-Act-LEXIS 876 (Aug. 5, 1994).

In conclusion, following the Reorganization, MSA will be the accounting and performance survivor.

Comment 17. In the introductory paragraph for Proposal 2, correct Mortgage Securities Fund to read Mortgage Securities Account.

Response. The change has been made.

Comment 18. Confirm that the investment objectives as disclosed for Proposal 2 are correct.

Response. The investment objective for the Mortgage Securities Account has been revised and is now correct.

Comment 19. As disclosed in Proposal 2, confirm which Funds are subject to Real Estate
Securities Risk.

Response. The risk section has been appropriately revised.

Comment 20. In the introductory paragraph to Proposal 3, please revise to disclose that the
MidCap Growth Account I is the other fund subject to a merger with the MidCap Blend Account.

Response. The revision has been made.

Comment 21. In the section titled “Voting Information”, please disclose that the approval of one
Reorganization is not contingent upon approval of any other Reorganization.

Response. The disclosure has been added.

Comment 22. Please add a footnote reference to the Fees and Expenses Table under Proposal 3 to indicate the expense reimbursement is attributable to the Acquired Fund.

Response. A footnote has been added.

Comment 23. Please confirm whether the Funds described in Proposal 3 are both subject to Active
Trading Risk.

Response. This section has been revised.

Comment 24. Include brokerage costs as a reduction in net assets in the capitalization table.

Response. The adjustment has been made.

Comment 25. Disclose, in the Capitalization Table for Proposals 3 and 4, that the amounts assume the combination of 1, 2, and 3.

Response. The disclosure has been made.

Comment 26. Disclose in the section titled “Voting Information” that because the Acquired Funds’
shares are subject to mirror voting, it requires only a small number of voting shares to approve the
Reorganizations.

Response. The disclosure has been added.

Comment 27. In the preamble to the Financial Highlights, disclose that information for the fiscal years 2005-2009 have been audited.

Response. The disclosure has been added.

Comment 28. Include brokerage costs as a reduction in net assets in the pro-forma statement of assets and liabilities.

Response. The pro-forma financial statements have been revised to reflect brokerage costs.

Comment 29. Include brokerage costs as a reduction in net assets in the schedule of investments.

Response. The schedule of investments have been revised to reflect brokerage costs.

Comment 30. Please include, in pro-forma notes to financial statements, which Fund will be the accounting survivor in each Reorganization.

Response. The disclosure has been added.

Please call me at 515-235-9328 or Jennifer Mills at 515-235-9154 if you have any questions.

Very truly yours,

/s/ Adam U. Shaikh

Adam U. Shaikh
Assistant Counsel
Principal Variable Contracts Funds, Inc.